CBX UA Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

   ☒ *Yes*   ☐ *No*

   If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

   Instinet, LLC ("**ILLC**") owns and operates the ATS.

   ILLC's brokerage business takes place on a single trading desk. The component groups of ILLC's trading desk that may enter or direct the entry of orders and trading interest into the ATS are: (1) Execution Trading; (2) High Touch Sales Trading; (3) Electronic Sales Trading; (4) Program Sales Trading; (5) Latency Sensitive Electronic Trading; (6) Event Driven Trading; and (8) Derivatives (Options) and Broker Dealer Execution.

   Component groups of the ILLC trading desk may submit trading interest to the ATS s in an agency capacity only. The ILLC trading specialist groups primarily utilize the INCA MPID~~, with the Illinois branch office utilizing INFX~~. As noted in Item 22, Clearance and Settlement, in a few circumstances, ILLC gives up trades in real time to a client's clearing broker to settle the transactions, in those circumstances, the trading specialist groups utilize MPIDs INCV, INAB and INCX for client settlement purposes.

   The ATS consists of four independent crossing sessions: the Main Crossing Session (the "**Main Session**"), the Conditional Crossing Session (the "**Conditional Session**"), the VWAP Crossing Session, and the MOC Crossing Session (collectively, the "**Crossing Sessions**").

   Regular trading occurs in the Main Session from 4:00 a.m. until 8:00 p.m. Trading occurs in the Conditional Session from 9:30 a.m. until 4:00 p.m. The VWAP Crossing Session occurs at 9:00 a.m. (the "**VWAP Cross**"). The MOC Crossing Session (the "**MOC Crosses**") consists of three (3) different crosses: a cross for securities where the primary listing exchange is the NASDAQ Stock Market ("**NASDAQ Cross**"), a cross for securities where the primary listing exchange is the NYSE Arca ("**Arca Cross**"), and a cross for securities where the primary listing exchange is the New York Stock Exchange ("**NYSE Cross**").**]**

Subscribers and the Broker-Dealer Operator may transmit trading interest to one or more of the Crossing Sessions, which are described in greater detail in Part III, Items 7 and 11.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

☐ *Yes* ☒ *No*

The business units may submit trading interest to the ATS on an agency basis only.

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes* ☒ *No*

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If yes, respond to request in Part III, Item 16 of this form.

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Instinet Incorporated ("**Instinet**") operates through locally registered brokerage entities worldwide. "Instinet-branded" affiliates outside of the United States (collectively, the "**Instinet BD Affiliates**") send their clients' orders in U.S. symbols to ILLC for execution. Orders sent by the Instinet BD Affiliates to ILLC may be routed to, and receive executions in the ATS.

ILLC utilizes the INCA MPID, with the exceptions noted above. The Instinet BD Affiliates do not have their own MPIDs.

~~Instinet BD~~

Affiliates that have had orders executed in the ATS since the effective date of the initial Form ATS-N: ~~(i) Instinet Australia PTY Limited (Australian entity engaged in broker-dealer activities); (ii) Instinet Canada Limited (Canadian entity engaged in broker-dealer activities); (iii) Instinet Europe Limited (United Kingdom entity engaged in broker-dealer activities); (iv) Instinet Pacific Limited (Hong Kong entity engaged in broker-dealer activities); (v) Instinet Singapore Services Private Limited (Singapore entity engaged in broker-dealer activities); and (vi) Instinet Germany GmbH (German entity engaged in broker-dealer activities).~~
Instinet Australia PTY Limited - broker-dealer, agency, no MPID
Instinet Canada Limited - broker-dealer, agency, no MPID
Instinet Europe Limited - broker-dealer, agency, no MPID
Instinet Pacific Limited - broker-dealer, agency, no MPID
Instinet Singapore Services Private Limited, broker-dealer, agency, no MPID
Instinet Germany GmbH - broker-dealer, agency, no MPID

Nomura Securities International, Inc. ("**NSI**") is a U.S. entity engaged in investment advisory and broker-dealer activities~~,~~ and is a client of ILLC. NSI places orders with ILLC that may be routed to the ATS for execution. NSI acts in a principal and agency capacity and its MPID is NMRA.

Additional affiliates within the Nomura financial services group (the "**Nomura Group Affiliates**") may place orders with NSI or another entity that has a client relationship with ILLC. Such orders may be routed to ILLC for further handling and may subsequently be routed to, and receive executions in, the ATS. The Nomura Group Affiliates may act in a principal or agency capacity.

Affiliates that have had orders executed in the ATS since the effective date of the initial Form ATS-N, in addition to NSI, are:

Nomura Bank (Switzerland) LTD - ~~Swiss entity engaged in investment advisory and~~ broker-dealer ~~activities;~~ and investment adviser, principal and agency, no MPID

Nomura International Plc - ~~United Kingdom entity engaged in~~ broker-dealer and investment ~~advisory and broker-dealer activities; and~~ adviser, principal and agency, no MPID

Nomura Securities CO., LTD - ~~Japanese entity engaged in~~ broker-dealer and investment ~~advisory~~ adviser, principal and ~~broker-dealer activities).~~ agency, no MPID

The Broker-Dealer Operator will update this list as necessary to (1) add any Affiliate that newly executes orders in the ATS, and (2) remove any entity that ceases to be an Affiliate of the Broker-Dealer Operator.

Please note the above does not represent an exhaustive listing of all Affiliates that have the ability to enter or direct the entry of orders and trading interest into the ATS.

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ *Yes* ☐ *No*

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

BACKGROUND AND SCOPE: Confidential trading information includes data relating to open or partially open orders and recent executions in the ATS and excludes post-execution transaction information of the type made public under reporting rules or regulations, or of an aggregated nature (e.g., aggregated and anonymous order and execution statistics aged at least one day (T+1) from the date of execution).

The Broker-Dealer Operator ~~and its service affiliate, Instinet Group, LLC ("IGLLC"), are wholly-owned direct subsidiaries of Instinet Holdings Incorporated ("IHI"), which in turn is~~ is a wholly-owned ~~direct subsidiary of Instinet Incorporated ("Instinet"), an indirect wholly-owned~~ subsidiary of Nomura ~~Holdings~~Holding America Inc. ~~(~~("NHA"), which in turn is wholly owned by Nomura Holdings Inc. ("~~NHI~~"). ~~Certain personnel~~"). Personnel that provide services to the ATS are employed by ~~IHI, IGLLC,~~NHA or ILLC and certain compliance functions are outsourced to NHI and subsidiaries ("Shared Employees"). Instinet does not have any employees who are solely responsible for the ATS. Listed below are the Shared Employees that service the ATS, ILLC, or an ~~ILLC~~ affiliate and have access to confidential trading information.

TECHNOLOGY PERSONNEL: Employees that provide information technology ("IT") support, IT development and strategy, tech management, and regulatory reporting services to the ATS (collectively "Technology Personnel"), also provide similar services to (i) ILLC's other business lines and (ii) some other subsidiaries of Instinet, including locally registered brokers Instinet Canada Limited, Instinet Canada Cross Limited, Instinet Europe Limited, Instinet Pacific Limited, Instinet Australia Limited, Instinet Germany GmbH, and Instinet Singapore Limited. For ILLC and ~~the Instinet BD~~ Affiliates, Technology Personnel are responsible for the operation, development, monitoring, and testing of various technology systems. For the ATS, certain groups of Technology Personnel are responsible for the operation, development, monitoring, and testing of the ATS's coding, network infrastructure, and software applications. In connection with the performance of their duties, Technology Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS.
Separately, some Technology Personnel with direct physical access to ILLC servers and databases have the ability to access log files containing ATS order and execution information. Technology Personnel are employed by ~~either ILLC, IHI, or IGLLC.~~NHA.

OPERATIONS AND COMPLIANCE PERSONNEL: Employees that provide customer support, finance, clearing and middle office support and compliance supervision to the ATS (collectively "Operations Personnel") also provide services to ILLC's other business lines and~~,~~ as needed, certain Instinet BD Affiliates and/or other Nomura Group Affiliates. Customer support personnel are responsible for addressing client inquiries related to connectivity to the ATS and client trading activity and can access real-time and post-trade Subscriber order and execution information in connection with executing their duties. Clearing, middle office support, and Finance are responsible for the clearance, settlement, and billing of transactions and can access post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Compliance personnel have a range of responsibilities including, but not limited to, responding to regulatory inquiries or performing internal audits of ILLC or its affiliates, including the ATS. Generally, compliance personnel may access post-trade order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties but may, when appropriate, be permissioned to access real-time order and execution information. Operations Personnel are employed by ~~either ILLC, IHI, or IGLLC.~~ NHA.

ELECTRONIC TRADING PRODUCTS PERSONNEL: Employees that provide product development, customer support, and product sales support for the Instinet Trading Products (collectively ~~"~~"ETP Personnel") may also provide support to the ATS. Many ILLC clients access the ATS via an Instinet Trading Product. Accordingly, ETP Personnel may provide customer support to Indirect Subscribers as a result of the customer's use of an Instinet Trading Product as a means of access to the ATS. For ILLC, ETP Personnel are responsible for the development, testing, and sales and technology support of the Instinet Trading Products as well as other components of the Instinet systems. For the ATS, ETP Personnel are responsible for the development, testing, and monitoring of the Instinet Trading Products' interaction with the ATS and for compiling data and analytics in response to requests from Subscribers. ETP Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, to support the development, testing, and monitoring of the Instinet Trading Products and to respond to Subscriber requests for data or analytics. ETP Personnel are employed by either ILLC~~, IHI,~~ or ~~IGLLC.~~ NHA.

U.S. LIQUIDITY VENUES TEAM: Employees that provide product strategy, customer support, and sales support for the Instinet ATSs (collectively "Liquidity Venues Personnel") also provide support for other ILLC businesses. For the ATS, Liquidity Venues Personnel provide customer support to Direct Subscribers. For ILLC, Liquidity Venues Personnel develop reports for use by internal groups in monitoring, developing, and enhancing ILLC's products and services. Liquidity Venues Personnel may access real-time and post-trade ATS order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, to support each Subscriber's use of the ATS and compile data and analytics in response to requests from Direct Subscribers. U.S. Liquidity Venues Team personnel are employed by ILLC.

SALES AND TRADING PERSONNEL: Trading desk personnel within the component groups identified in Part II, Item 1(a) (collectively, "Sales and Trading Personnel") are responsible for providing order routing and execution support to clients including addressing Subscriber inquiries regarding orders routed to the ATS or other market centers. Sales and Trading Personnel may access real-time and post-trade ATS order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Sales and Trading Personnel are permissioned for access to such information based on client coverage. The information that may be viewed includes the destination market center for a given order (e.g., the ATS) and whether a previously routed order was executed or cancelled. Sales and Trading Personnel are employed by ILLC.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes*   ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and ~~IHI,~~its direct parent company, Instinet Holdings Incorporated, ("IHI"), IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of ~~IHI and IGLLC~~NHA provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing. ILLC utilizes FIS for securities lending, regulatory reporting services, and WORM storage. ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ. The Conditional Session, MOC and VWAP crosses are hosted in the primary data center and in the secondary data center. The CBX Main Session operates in the primary data center only without a secondary data center.

~~ILLC utilizes Amazon Web Services, Inc. ("AWS") for cloud computing on the Platform as a Service (PaaS) model for data storage and retention.~~

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ *Yes*   ☐ *No*

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

As stated in response to Part II Item 6(a), ~~the Instinet BD~~ Affiliates ~~are wholly owned subsidiaries of IHI and are affiliates~~ of ILLC~~. The Instinet BD Affiliates may, on behalf of their clients,~~ send orders for execution in U.S. markets to ILLC's trading desks, SOR, and algorithmic trading strategies, many of which include the ATS as a destination. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 7: Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS StockATS, including:*

   i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

   ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

BACKGROUND AND SCOPE: ILLC's primary system comprises an integrated core messaging system with numerous applications providing, reading, and consuming data messages from the core messaging system (the "**ILLC Core**"). The Conditional, VWAP and MOC Crosses (*e.g.*, matching engine and associated applications) and ILLC's systems used to support its agency broker-dealer business primarily run on the ILLC Core.

The Main Session operates on standalone hardware comprising dedicated servers and software applications (collectively the "**CBX Main System**", separate from the ILLC Core described above. ILLC maintains policies and procedures designed to safeguard the confidential trading information of the ATS as well as virtual barriers to prevent unauthorized access to such information.

The ILLC Core is the conduit through which firm-wide order information is processed (*e.g.*, agency broker-dealer order and execution information and certain ATS order information).

Indirect Subscriber order information routed to a Crossing Session via an Instinet Trading Product passes through the ILLC Core. Direct Subscriber orders routed to the Main Session via dedicated FIX connections do not pass through the ILLC Core in route to the ATS. All orders routed to the VWAP and MOC Crosses pass through the ILLC Core.

Each application on the ILLC Core subscribes to different message types and is permissioned to subscribe only to the message types necessary for its designated function. For example, the Instinet Trading Products (Instinet Algorithms, SOR, and OMS/EMS) are subscribed to utilize messages regarding the orders routed by the relevant product, including where orders were routed and/or executed, which may include a Crossing Session or any other market center.

The CBX Main System provides a real-time, continuous data feed (the "CBX Main System data feed") to the SOR that contains aggregated and anonymized buy and sell information for resting orders in the Main Session. The data feed includes symbol, side (buy or sell), and aggregated quantity. The data feed includes aggregated orders from Direct and Indirect subscribers sent to the Main Session. The feed is used by the SOR solely for the purposes of determining whether to route an order to the Main Session and is not used for any non-routing purposes.

Except as described above, the Instinet Trading Products may not access data messages on the ILLC Core related to other ILLC functions, including data messages related to the VWAP and MOC Crosses generally, Direct Subscriber orders, ATS order priority, or counterparty information

EMPLOYEES WITH ACCESS TO ATS CONFIDENTIAL TRADING INFORMATION: Instinet does not have any employees solely responsible for the ATS. The employees described in response to Part II, Item 6(a) have access to confidential trading information. These employees are prohibited from sharing any confidential trading information with persons not expressly permissioned to receive such information under Instinet policy, as described in Part II, Item 7(a).

Physical access to Instinet's servers and databases is limited to employees responsible for operating the system and is generally further limited to employees performing necessary IT functions. Instinet servers and databases are housed in locked rooms requiring keycard access. Entry and exit are monitored via video surveillance. ILLC reviews and permissions employees for physical access to Instinet's servers and databases in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

SYSTEMS WITH ACCESS TO ATS CONFIDENTIAL TRADING INFORMATION - DIRECT SUBSCRIBER: ILLC Data messages are periodically written to a database for storage and retention (the "**Core Database**"). This information includes ATS order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data.

Instinet maintains certain support tools, which allow a user to query the Core Database for the purposes of monitoring, reporting, and testing the Instinet systems and applications, including the ATS (the "**Support Tools**").

Access to the Support Tools is limited to personnel supporting the operations of the CBX Main System and the ILLC Core and related databases and compliance supervisory personnel. Employees responsible for operating the CBX Main System include Operations and Technology Personnel and ETP Personnel whose responsibilities include the operation of the ATS. Members of the Liquidity Venues Team are permissioned to access Subscriber order and execution information. ATS data, including order and execution information, is a subset of the data retained on the Core Database. ~~ILLC personnel~~Personnel whose responsibilities include the operations of the ATS and related systems or its compliance with applicable rules, may be permissioned to access ATS order and execution information via the Support Tools. Other ~~ILLC~~ personnel may be permissioned for access to the Support Tools~~,~~ but will be prevented from accessing ATS confidential trading information. ILLC reviews and permissions employees for access to the Support Tools in accordance with the policies and procedures outlined in Part II, Item 7(a)(ii) below.

~~As stated in response to Part II, Item 6, AWS provides cloud storage and retention of certain ILLC data. This information includes ATS order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data. Initially, such information~~

~~will be periodically transmitted to AWS for storage and retention in tandem with ILLC's internal Core Database. The purpose of this tandem transmission is to explore the feasibility of a third-party solution and replace the Core Database hardware and inhouse support tools described herein.~~

~~During this initial period, access to the Core Database will remain as described in this Part II, Item 7. Access to ILLC's data through AWS will be limited to Technology and Operations Personnel for the purpose of testing and implementing ILLC's transition to a third-party solution for data storage and retention.~~

The CBX Main System data feed, as described above, is made available to the SOR. The ATS does not provide client specific information in the data feed to the SOR. The CBX Main System data feed includes aggregated orders from Direct and Indirect subscribers sent to the Main session. The feed is used by the SOR solely for the purposes of routing decisions and is not used for non-routing purposes. The SOR does not share any information within the data feed with any other Instinet systems or third parties, other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with the ATS or the SOR.

SYSTEMS WITH ACCESS TO CONFIDENTIAL TRADING INFORMATION -- INDIRECT SUBSCRIBER: The Newport OMS and Instinet Algorithms (including the SOR) can transmit confidential trading information to the extent orders are managed by the Newport OMS or routed through an Instinet Algorithmics strategy. Data related to Indirect Subscriber orders managed by the Newport OMS or routed through an Instinet Algorithmic strategy is accessible through certain GUIs that can disseminate information regarding the destination market center for a given order (e.g., a Specific Crossing Session) and whether a previously routed order was executed or cancelled.

Through the Newport OMS, Technology and ETP Personnel who support the Instinet Algorithms strategies or the OMS utilized may access real-time and post-trade Indirect Subscriber order and execution information routed or managed through the relevant strategy or OMS (Direct Subscriber order and execution information will not pass through an Instinet OMS or the Instinet Algorithms). Sales and Trading Personnel may also be permissioned, based on client coverage, to access real-time and post-trade order and execution via the Newport OMS. Note, certain members of the Electronic Sales Trading component group of the ILLC trading desk are considered client coverage for all clients utilizing the Instinet Algorithms.

Note, the information available to such support or trading personnel is provided by systems supporting the relevant strategy or OMS and does not include information regarding an order's priority or status in the ATS or another market center. Information regarding ATS orders and executions that do not relate to the relevant strategy or were not managed by the OMS is not transmitted by these systems.

The CBX Main System data feed, as described above, is made available to the SOR for the

purposes described above. The ATS does not provide client specific information in the data feed to SOR. The CBX Main System data feed includes aggregated orders from Indirect and Direct subscribers sent to the CBX Main session. The feed is used by the SOR for the purposes of routing decisions and is not used for any non-routing purposes. The SOR does not share any information within the data feed with any other Instinet systems or third parties, other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with the ATS or the SOR.

With respect to orders routed to the Main Session through or by the SOR, the SOR, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, and the order attributes described in this Section.

CONFIDENTIAL TRADING INFORMATION SAFEGUARDS: ILLC requires permissioned logins to access Instinet Systems. Additionally, Instinet's global cyber security efforts, including measures to detect and prevent unauthorized access to Instinet systems, apply to ILLC and its affiliates, including the operation of the ATS. Relevant Principals and Supervisors must approve employee access to Instinet systems, including the ATS and the applications with the ability to access Subscriber confidential trading information outlined above.

SEPARATION: ILLC has implemented physical and virtual information barriers to separate ATS data from other ILLC data and, in turn, separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information.

ACCESS TO DIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Direct Subscriber Information (see above section titled Systems with Access to Direct Subscriber Confidential Trading Information) must receive approval from the ATS Supervisor. In reviewing such requests, the ATS Supervisor considers factors including the employee's current role and whether the employee performs a function related to the operations of the ATS and related systems or its compliance with applicable rules that requires access to Direct Subscriber information. An employee's request for access may be denied if, based on the ATS Supervisor's review: (1) the employee's stated job function does not relate to the operations of the ATS and related systems or its compliance with applicable rules, (2) the employee has requested a type of permissioning (see below) that is too broad for the employee's stated job function, or (3) the employee can perform their stated duties without such access.

If an employee changes roles, the ATS Supervisor will adjust the employee's access to appropriately reflect the employee's new role. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

Decisions to approve access are subject to a periodic review pursuant to ILLC's Regulation ATS written supervisory procedures ("**WSPs**") described below. On a monthly basis, the ATS Operations Principal or delegate conducts a review to confirm the appropriateness of user access to Subscriber confidential trading information, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access modified accordingly. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

ACCESS TO INDIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Indirect Subscriber information (see above section entitled Systems with Access to Indirect Subscriber Confidential Trading Information) may be permissioned to do so on an as needed basis.

ACCESS TO MAIN SESSION DATA FEED - DIRECT AND INDIRECT SUBSCRIBER INFORMATION

The Main Session Data Feed is made available to the SOR via an application on the ILLC Core which is permissioned to subscribe to the specific message type. The CBX Core transmits to the ILLC Core details of the order book without client identifying information. Employees seeking to access the Main Session Data Feed must receive approval from the ATS Supervisor, as described above, prior to being enabled for access by the Client On-boarding team.

PERSONAL TRADING RESTRICTIONS: Instinet Incorporated maintains an Employee Investment Policy (the "**EIP**") which covers employees of all U.S. subsidiaries, and includes employees supporting the ATS. The EIP is designed to encourage long-term investments and prohibits employees from engaging in day-trading activities. Instinet prohibits all employees, including those with access to Subscriber Confidential Trading Information, from trading based on non-public, or other confidential information.

The EIP requires employees to maintain EIP covered accounts at specified brokers that have agreed to provide Instinet daily trading information for employee personal accounts. EIP covered securities are subject to a 15-day holding period.

Prior to entering any trades in a personal account covered by the EIP, employees must enter a trade approval request via the Personal Trading Control Center ("**PTCC**") tool and receive an approval from both their supervisor and PTCC group. The PTCC tool requires the employee to certify that the employee: (1) is not in possession of any material non-public information concerning the security or commodity the employee proposes to buy or sell; (2) does not know of a pending customer trade nor of a pending research report in the security or commodity; (3) is not engaging in personal trading activity that violates Instinet's policies and procedures, including the Code of Ethics, or any duties owed to Instinet or its clients; (4) has reviewed Instinet's restricted list and the proposed transaction is not on the restricted list; (5) has confirmed that the proposed transaction meets the holding period requirement; (6) agrees that the proposed transaction must be effected on the same day on which approval is given; and (7) has confirmed that the proposed transaction(s) does not involve the purchase of an initial public offering (IPO) or any other type of new equity issue.

In approving or denying such a request, supervisors may review the employee's trades for any unusual activity, possible front-running customer trades or research, or conflicts with any of Instinet's businesses.

In addition, supervisors consider whether transactions are appropriate, given the employee's economic status and investment experience and whether the transactions are of such a frequency that they may distract the employee from his or her responsibilities at Instinet.

Separately, the Compliance Department reviews personal trades daily and consults with managers if irregularities are identified.

Generally, if an approval for an employee trade is given, it remains in force for the trading day in which it was received. Once an employee receives written confirmation approving a covered transaction, the employee may enter a trade in that symbol.

Employee supervisors review each employee's trading activity on a post trade basis and check for irregularities and potential red flags. In the event any irregularities or red flags are discovered, supervisors are to escalate the matter to Instinet management and the ILLC Chief Compliance Officer. Instinet, in its discretion, may take any action against an employee found to have violated the EIP, up to and including termination.

CONFIDENTIAL INFORMATION AND INSIDER TRADING: Instinet Incorporated maintains a policy regarding confidential information and insider trading which covers employees of all U.S. subsidiaries, including employees supporting the ATS.

Employees must not disclose any confidential information to anyone who is not authorized by Instinet to receive it pursuant to these policies and may not use such information, other than in the course of their employment and in connection with the performance of the duties for which access to such information has been granted. Accordingly, employees may not use confidential information to: (1) trade securities for their own accounts, accounts in which they have a direct or indirect beneficial interest, or accounts over which they can exercise control; or (2) advise relatives, friends, or other persons about possible securities transactions. Nor may employees authorize anyone else to disclose or use confidential information in a manner that would violate these prohibitions.

WRITTEN PROCEDURES: ILLC's Regulation ATS WSPs provide specific guidelines for the initial review and approval process, as well as the ongoing evaluation of, employee access to ATS data.

Prior to granting any employee access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information (including the Main Session Data Feed), the ATS Supervisor must review and document each employee's level and type of access requested, the role and responsibilities of the employee, and the purpose for which access was requested.

On a monthly basis, employee access is reviewed to determine whether their level of access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information remains appropriate. The ATS Supervisor must document each review and the changes made, if any, to employee access.

Periodically, the Internal Audit group reviews the ATS operations generally. Such reviews typically include testing the ATS WSPs, assessing the ATS Supervisor's review of employee access, and confirming that each review has been properly documented.